UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

 Minutes of the Special Meeting #1,852, of the Board of Directors of Banco Bradesco S.A., held on 1.3.2012 – Corporate Taxpayer’s ID [CNPJ] #60.746.948/0001-12 – Registration Number [NIRE] 35.300.027.795. The members of the Company’s Board of  Directors were called together on January 3rd, 2012, at 11:30 a.m., at the corporate head office, at Cidade de Deus, 4o andar of  Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members resolved, in view of the changes occurred in Bradesco Organization´s Functional Chart, to designate Mr. Luiz Carlos Angelotti, promoted on this date to the position of Managing Officer, to exercise, cumulatively, the functions of Investor Relations Officer, according to the provisions of CVM (Brazilian Securities Commission) Instruction  #480, as of  12.7.2009, replacing  Mr. Domingos Figueiredo de Abreu, who took charge of other areas in the Organization. There being no further matters to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi and Milton Matsumoto.

We declare that this present instrument is a free English translation of the Minutes drawn up in the Company’s records and that the signatures, in the same records, are authentic.

Banco Bradesco S.A.

Julio de S. Carvalho de Araujo	Antonio José da Barbara
Executive Vice President	Departament Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 20, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.